UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Locking Line Barriers Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Colorado

    Date of organization
    October 10, 2015

Physical address of issuer
4155 E. Jewell Ave. , Suite 610, Denver, CO 80012

Website of issuer
www.WaterBlocks.NET

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$81,503.00	$27,169.00
Cash & Cash Equivalents	$27,593.00	$39.00
Accounts Receivable	$24,250.00	$13,980.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$136,183.00	-$58,767.00

May 4, 2020

FORM C-AR

Locking Line Barriers Corporation



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Locking Line Barriers Corporation , a Colorado Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.WaterBlocks.NET no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 4, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

   Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Locking Line Barriers Corporation (the "Company") is a Colorado Corporation, formed on October 10, 2015. The Company is currently also conducting business under the name of Waterblocks™.

The Company is located at 4155 E. Jewell Ave. , Suite 610, Denver, CO 80012.

The Company's website is www.WaterBlocks.NET.

The information available on or through our website is not a part of this Form C-AR.

The Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015 for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights to globally exploit, market, sub-license and distribute the product(s) now known as the

trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders. Our steel reinforced polyethylene products Link and Lock together utilizing magnetic vinyl seals to create a plastic wall of protection while preventing liquid penetration at the joints to provide a dry side of protection and re-direction of drainage fluids and flood waters. The initial "Flood Control Design" has been modified numerous times during the past three years to accommodate improvements and new innovations to expand the versatility and usage applications of the products and thereby expand the potential market for the product. The most notable design changes include: Specialized 2-way doors: To permit barrier filling water to be added both by mechanical means and by the rising flood waters automatically. This design permits the barrier to be emptied quickly and provide access to utilize mechanical lifting of the barriers. The inclusion: Of an opening in the center of the male joint to accept the insertion of a standard steel fence pole in the joint. The water filled barriers provide a suitable foundation to permit the addition of multiple types of fencing (walls) of suitable height, added as needed. Double Stacking Capability: Design changes permit (1) cube of (2) barriers to lock a third barrier on top of the cube and thereby increase the height of the stack to 8 Feet, final dimensions for such a stack would be 4' L x 4' W x 8' H. When water filled: the stack would increase the stack weight from approximately 150 lbs. empty to 5,250 lbs. Permanent Markings: Permanently molded into the plastic for the life of the product with custom colors on the barriers on the Billboard Style front area which allows for custom artwork, logos and notifications to be emblazoned permanently into the product. New Polyethylene Resins: Guaranteed to extend product life to a minimum of 18 to 20 years. Block Wall Unitization: We have designed, developed and filed for patent protection as to the means and methodology to unitize and lock together a double stacked wall of Locking Line Barriers in such a fashion as to be able to stop a rubber tired vehicle, such as a semi-trailer truck with a 40,000 lb. load of cargo, traveling at 50mph dead in its tracks. We estimate no more than about 20' of wall movement resulting from such an impact as the wall collapses around the vehicle, minimizing any exploding shrapnel as it is absorbed by the water in the barriers. The Block Wall Logic: To block a standard 29' wide street, unitizing a 28' long wall of double stacked barriers 8' tall and 4' of width, unitized as a single blockade. Creating a wall of water providing an impact force barricade of approximately 36,000 lbs. of dead weight stopping power. Each of the 21 separate blocks have an impact resistance of approximately 5,000 lbs. or 100,000 lbs. combined. We believe the impact force required to penetrate the wall of water would result in the complete destruction of any known rubber tired vehicle in existence today.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have

commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk who are Product Development and Global Expansion Director, Director Patent and Licensing , Director Government Relations , Director Finance , and CEO and Director of the Company. The Company has or intends to enter into employment agreements with Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Scott Saxman, Will Hunziker , Ambassador Sam Zakhem, Steve Tannenbaum, and Joe Daniluk or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, polyethylene resins, a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as government, energy, mining, petroleum, construction, and disaster mitigation where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs.

Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and

optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Competitive Risks

Once the product is in use, we anticipate many 'copycats' may try to redesign the basic concepts and attempt to compete with this product. Patent infringement and development costs may deter such attempts. LLB believes, once the Barrier Sharing Network is operational, this network service will negatively impact the 'copycat profitability equation', as an investment in a costly competitive product that is readily available through the Network at minimal cost may thwart copycats.

Marketing and Sales Risks

There has been no similar product or related advertising scheme on the market in the US prior to 2016. Consequently, there is no data upon which to formulate metrics for company valuations, marketing, sales and profitability, analysis or other common types of investment due diligence. All projections and forward-looking statements contained herein are simply estimates the company believes to be reasonable. Standalone sales of the product, without advertising, will take place primarily with government agencies, where ownership and control of the product is more important than the cost factor. This may also be true for some large corporations. We anticipate less than 40% of our revenue will come from this source of sales during the first three years of operations, due to the lag time normally encountered with such organizations to execute such a purchase. Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our

Products and Network memberships. Membership fees and nominal equipment rental charges are anticipated to provide only an estimated 10-15% of our revenue during our first three years of operations. All sales of the WaterBlocks product line must, contractually, come through LLB. We anticipate the bulk of our sales and revenues to be generated from our marketing efforts and the marketing efforts of our affiliates and future distributors. This would include the sale of "Barrier Sharing Network Revenue Sharing Agreements" by and through LLB and its affiliates. There having been no such sales or efforts to sell revenue sharing agreements to date, LLB is unable to provide any reliable forecast or expectation regarding the viability of such sales. Advertising Sales to sponsors and donors is estimated to generate 10-15% of the company's revenue. It is possible the company could completely fail in this marketing endeavor. The company has no previous experience in selling or marketing advertising. There are no competitive similarities to this advertising medium, or any other known facts to formulate

standard advertising industry sales metrics as to impressions or cost per impression. Such advertising sales will remain conceptual, for the most part, until such time as the barriers are shown working and controlling floodwaters on national news. The only factor making such sales conceivable is the low advertising cost/rate when amortized over the life of the product and the advertisement thereon.

Ordinary, normal and common startup company Risks.

This company is a Start Up. It is a high risk venture, an unknown undertaking, that will be subject to all the risks experienced by any new startup company. There are no known management personnel available with previous experience in this specific endeavor. There are no known competitors to provide related comparisons. The one and only known factor available to the Company is the "Demand for such a product and rental service", which is enormous. The challenge is the Company's ability to bring the product and service to market successfully.

The company depends on one primary product line and related services to start.

Others will be developed and added as the opportunities to do so permit. The company's primary product is the WaterBlocks Product Line. Although it is developing other products, the company's survival in the near term depends upon being able to sell or rent the WaterBlocks in sufficient quantities to make a profit.

The delivery of the Company's product line is dependent upon third-party manufacturers.

The company's primary product is manufactured by third parties. The Company, by Contract is required to purchase the product from the licensed exclusive Manufacturer and must rely on the manufacturer for the products and related warranties. Difficulties encountered by the manufacturer may result in the inability to deliver product or in a timely manner, the Company may be impacted.

If the company is unable to raise sufficient funding. It will not succeed.

There can be no assurance that the company will meet our projections, goals and/or objectives. There can be no assurance that there will be sufficient acceptance of product to succeed.

The company is controlled by its CEO LLB's CEO also controls the owner of the intellectual property rights, Great American Holdings, Inc., and Manufacturing Contractors, Inc., the exclusive manufacturer of the WaterBlocks product line.

Patent/ Intellectual Property License Risks:

Locking Line Barriers Corporation, LLB's, only intellectual property rights are those rights conveyed in the Global Distribution and Licensing Agreement. LLB has no other rights to or in the intellectual property related to the "WaterBlocks" project. LLB has a legal obligation under its license agreement to pay all related costs and expenses to develop, expand and protect the existing intellectual property rights in consideration of having the control of the expansion of the intellectual property rights and the exploitation thereof globally. The related Product License(s) we rely on for various underlying intellectual property rights in order to minimize competitive impact on the operation our business including pending patents, may not be sufficiently broad or otherwise may not result in a significant competitive advantage. In addition, the steps that we are required to take to maintain and protect the intellectual property rights may not prevent our rights

from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting the intellectual property rights will become increasingly important. The protective steps we have taken may be inadequate to deter competitors from using the proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuit(s). Further, these third parties may assert claims against us with or without provocation. Such lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Patent, processes, maintenance and infringement enforcement costs could be significant as the product is expanded to other countries. Many of the patent pending accouterments claimed could be rejected by the examiners, which won't be known for some time.

General Start Up Business Risks

Locking Line Barriers Corporation, LLB, is a Startup, it has no transactional history. It only possess a License to develop and market a new idea, which has no comparable to rely upon for data or guidance on how to proceed. Certain other RISKS may exist and remain unknown or unforeseen and thereby not specified in this offering. Therefore, there are no guarantees of any kind that the business can succeed and prosper. The Company and its Team can only put forth its Best Efforts to proceed in accordance with this offering and representations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Locking Line Barriers Corporation (LLB) is a Colorado Corporation formed October 10, 2015 for the purpose of accepting a twenty (20) year exclusive license (the License) and related rights

to globally exploit, market, sub-license and distribute the product(s) now known as the trademarked name "WaterBlocks", their accouterments and related services as developed. The License was issued to LLB by Great American Holdings, Inc. a Colorado Corporation, created in March 2009, for the purpose of holding and providing a safe harbor for the ownership and related rights to the intellectual property created by its shareholders. Our steel reinforced polyethylene products Link and Lock together utilizing magnetic vinyl seals to create a plastic wall of protection while preventing liquid penetration at the joints to provide a dry side of protection and re-direction of drainage fluids and flood waters. The initial "Flood Control Design" has been modified numerous times during the past three years to accommodate improvements and new innovations to expand the versatility and usage applications of the products and thereby expand the potential market for the product. The most notable design changes include: Specialized 2-way doors: To permit barrier filling water to be added both by mechanical means and by the rising flood waters automatically. This design permits the barrier to be emptied quickly and provide access to utilize mechanical lifting of the barriers. The inclusion: Of an opening in the center of the male joint to accept the insertion of a standard steel fence pole in the joint. The water filled barriers provide a suitable foundation to permit the addition of multiple types of fencing (walls) of suitable height, added as needed. Double Stacking Capability: Design changes permit (1) cube of (2) barriers to lock a third barrier on top of the cube and thereby increase the height of the stack to 8 Feet, final dimensions for such a stack would be 4' L x 4' W x 8' H. When water filled: the stack would increase the stack weight from approximately 150 lbs. empty to 5,250 lbs. Permanent Markings: Permanently molded into the plastic for the life of the product with custom colors on the barriers on the Billboard Style front area which allows for custom artwork, logos and notifications to be emblazoned permanently into the product. New Polyethylene Resins: Guaranteed to extend product life to a minimum of 18 to 20 years. Block Wall Unitization: We have designed, developed and filed for patent protection as to the means and methodology to unitize and lock together a double stacked wall of Locking Line Barriers in such a fashion as to be able to stop a rubber tired vehicle, such as a semi-trailer truck with a 40,000 lb. load of cargo, traveling at 50mph dead in its tracks. We estimate no more than about 20' of wall movement resulting from such an impact as the wall collapses around the vehicle, minimizing any exploding shrapnel as it is absorbed by the water in the barriers. The Block Wall Logic: To block a standard 29' wide street, unitizing a 28' long wall of double stacked barriers 8' tall and 4' of width, unitized as a single blockade. Creating a wall of water providing an impact force barricade of approximately 36,000 lbs. of dead weight stopping power. Each of the 21 separate blocks have an impact resistance of approximately 5,000 lbs. or 100,000 lbs. combined. We believe the impact force required to penetrate the wall of water would result in the complete destruction of any known rubber tired vehicle in existence today.

Business Plan

Our plan is to continue raising capital to fund our operations and implementation of our business plan dated Dec. 29, 2017 as filed with the SEC form C.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Flood Barrier Distribution	Sales & Rentals	Municipalities, Government

		Agencies, Large NGO's, Major Corporations

Today our product line has evolved from just a flood control system to a multi-use product line with the versatility and unique features capable of providing solutions in multiple markets. Tomorrow we will build a Barrier Sharing Network (BSN), a web based cost sharing system for organizations to go online and RENT the barriers by ordering the Barriers needed in real time, for delivery on our mobile warehouses (53' TruckTrailers). This system makes the barriers AFFORDABLE to every organization.

LLB initial sales efforts are focused on six key target markets: 1. Product Sales to government agencies and municipalities 2. Product Sales to major corporations in the Construction and Petroleum industries Government agencies, municipalities and major corporations - informing and educating the largest group of ultimate users about the product and determining their potential needs and enrolling them as members in BSN. This segment includes building a BSN Labeled truck trailer with a full load of barriers, to take to trade shows and other related events around the country. Eventually, we intend to obtain a GSA Contract, permitting Procurement Officers throughout the Federal Government, including FEMA to readily purchase the product line on a pre-established price list without a bidding process requirement. 3. Distributorship Development and Expansion domestically and globally We have received one licensing inquiry from Mexico, some interest from Holland and anticipate formulating a worldwide licensing program upon completion of the utility patent process. 4. Sponsorship sales to major Corporate Social Responsibility (CSR) departments for BSN inventory Directed at CSR (Corporate Social Responsibility) departments of the Fortune 2000 companies. This product provides for a high impact long-term return on the message/advertisement chosen, be that either the corporate identity i.e., "Verizon" and/or a specific product i.e., "This Bud's For You! 5. Crowdfunding Revenue Sharing Agreement Investments m BSN inventory expansion 6. Revenue Sharing Agreement Investment Sales and Grants from Charitable 501c3 organizations for BSN inventory expansion based on the following: Foundations - 501c3 organizations - sponsorship grants to provide our product to those in need while providing the organization with recognition of their contributions to help protect lives and property. We recently entered into an agreement with a related, newly formed 501c3 charitable organization, the Disaster Support Foundation (DSF), for grants and donations to acquire and provide our Barriers for the Barrier Sharing Network. This arrangement provides Sponsors with the opportunity to utilize the charitable tax advantages versus advertising expense deductions when participating in the Barrier Sharing Network. There is over $1 Trillion held by over 80,000 "501-c3's" looking for Social Impact investments in the US. DSF intends to offer these organizations investment opportunities through a 'Revenue Sharing Agreement' to participate in BSN.

Competition

The Company's primary competitors are Sand Bags, Jersey Barriers, Anything Handy.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal

competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Manufacturing Contractors Inc. is the manufacturer of the products we distribute.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Manufacturing Contractors, Inc.	Finished Product	100.0%

Our target market is other municipalities, agencies and other business enterprises which have an interest in a cost sharing methodology for the acquisition of disaster support equipment. We will be relying on need versus cost for the successful marketing of our products.

Intellectual Property

The Company is dependent on the following intellectual property:

All the Intellectual Property is owned by Great America Holdings, Inc.

Governmental/Regulatory Approval and Compliance

Not Applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4155 E. Jewell Ave. , Suite 610, Denver, CO 80012

The Company has the following additional addresses:

The Company conducts business in Throughout North America.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Scott Saxman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
2017 to Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Scott is currently the Corporate Business Development Director and former Senior Vice President of Sales & Marketing at Mold In Graphic Systems, where he's spent 25 years providing products and services to the worldwide rotational molding industry. Previously, he served for six years as Director of Marketing & Sales at Flexible Flyer Toys focused on the ongoing development of new lines of plastic toys. Prior to that he served as Marketing & Product Development Manager at Hedstrom Plastics Corporation, a leading rotational molding plastic manufacturer. From: 2015 To: Present Is a Business Development Director of Mold In Graphic Systems (Graphic Provider for Plastics)

Education

Educated at Indiana University with a Bachelor's in Business and Economics, his extensive international and domestic business and product development skills as well as his 37+ years of broad experience in the field of rotational plastic molding and manufacturing have been invaluable to LLB.

Name

Will Hunziker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2017 to Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Will is a registered practicing patent attorney in Denver and Boulder, specializing in patent, trade secret, trademark, copyright searching, licensing, registration, prosecution, and litigation. As LLB's primary patent counsel, he will manage outside law firms retained to pursue the

protection of the company's intellectual property and licenses. Will is active in several organizations as a member of the Federal District of Colorad, and Boulder Bar Associations, Better Business Bureau, Boulder Chamber of Commerce, Boulder/ Front Range Mensa, and various business and technology Meetup Groups. From: 2015 To: Present Is an Officer and Director of Hunziker Legal Services, PLLC (Attorney at Law)

Education

Graduating from University of Colorado with a Bachelor's Degree in Molecular, Cellular & Developmental Biology that included studies in genetic engineering, chemistry, biology, physics, and mathematics, Will also received a Bachelor's Degrees in both English and Philosophy: Law and Society. Will earned his Juris Doctor from Seattle University School of Law.

Name

Ambassador Sam Zakhem

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2017 to Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sam was appointed US Ambassador to Bahrain by President Ronald Regan to serve the Middle East in 1986 and served with distinction during very volatile times. Sam also served his country as a White House Advisor, a member of the US Small Business Administration, and Chaplain in the US Navy. Sam has also been involved in the legislature of his home State, Colorado as a State Senator, and two term State Representative. In business, Sam has held various positions including CEO and Vice President of companies including Ford Motor Co., Denver University, The Heritage Foundation and others. Fluent in multiple languages, Sam has numerous degrees from various Universities both here and abroad, has served on their advisory boards as well as taught from time to time. Senator Jesse Helms heralded Ambassador Zakhem as follows: "You have the courage of your convictions and the moral and spiritual principles to guide you in rendering distinguished service to our country. You stood up to America's enemies in your courageous service as U.S. Ambassador to Bahrain. Not once have you compromised your willingness to fight to preserve the freedoms of the American people." From: 2015 To: Present Is a Business Advisor & Public Speaker Self Employed (Consulting).

Education

Name

Steve Tannenbaum

All positions and offices held with the Company and date such position(s) was held with start and ending dates

2017 to Current

President of Tannenbaum Consulting LLC, Steve has a diverse background with over 30 years of experience in tax, auditing and accounting services. He has testified as an expert witness in Federal, District and County Courts as well as evaluated commercial enterprises and actively participated in negotiations relative to business acquisition and reorganization, restructuring, and dissolution. Steve brings to the table extensive history and experience working with businesses engaged in manufacturing, wholesale and retail sales, construction, mortgage banking, professional practices, and commercial and residential real estate

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Tannenbaum is the former President of Tannenbaum & Suber, P.C. and former tax partner at Deloitte & Touche. From: 2015 To: Present Is an Officer and Director of Tannenbaum & Company, P.C. (CPA Consulting and Tax Services)

Education

Steve received a B.S. in Accounting from the University of Colorado in 1975 and a B.A. in Psychology from the University of Colorado in 1973. He is a Certified Public Accountant in the State of Colorado and a member of both the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight

(150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joe Daniluk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer and Secretary from inception to current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A Denver native, Joseph is a service disabled combat veteran, married with two children. Joe's favorite pastimes include skiing, flying and financial market analysis. He brings more than 30 years of business development experience for directing and managing new project development with an emphasis in finance, automation and marketing. He is also a licensed Colorado Real Estate Broker and Private Pilot. He has an extensive computer background with training in the US Navy Tactical Data Systems military computer systems and later migrating to PC's, designing and building computers, LAN's, Enterprise systems and WEB hosting networks. During the savings and loan crisis, he was the Assistant Specialist in Charge (ASIC) of the

Denver FDIC office managing 330 employees and managing and liquidating $2.5 billion of assets recovered from closed banks and S&L's. From 1999-2014 Joseph managed SuperLoads, Inc. as CEO, a specialized freight company, moving the big, the bad and the ugly freight (150,000 to 1,000,000 lbs.) throughout North America. He obtained the only authority issued by Lloyd's of London to insure spot rail freight, which gave him a $5 million underwriting authority. Clients included moves for NASA, SpaceX, GM, Ford Berkshire Hathaway, CH Robinson, CAT, Hyundai Heavy Industries, Fairbanks Power and Light, Pennsylvania Power and Light, Siemens and many others. Since 2006, he has been CEO of, Manufacturing Contractors, Inc., a plastic manufacturing operation providing Nuclear Waste liners for the Department of Energy and other plastic products to the USDA. LLB's product line is manufactured in the same manner and process as Manufacturing Contractors' Nuclear Waste Liners. Mr. Daniluk, is presently and for at least the past three years, the owner and operator (Director and CEO) of the following businesses: CEO and Director of Locking Line Barriers. Approximately spends 30 hours weekly and is his Primary job. 2015 to present. CEO and Director of Great American Holdings, Inc. (Asset Holding and Management) 2015 to present. CEO and Director of Strategic Solutions Team, Inc. (General Business Consulting) 2015 to present. CEO and Director of Manufacturing Contractors, Inc. (Plastic and Steel manufacturer) 2015 to present. Executive Director of Disaster Support Foundation (Charitable Organization) 2015 to present.

Education

A graduate of the University of Denver with a dual degree in Finance and Real Estate and a minor in Mass Communications and TV Production.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A - Voting Common Stock
Amount outstanding	9,000,000
Voting Rights	Voting Shares
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable

Type of security	Class B - Non-Voting Common Stock
Amount outstanding	2,000,000
Voting Rights	None
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable

The Company has the following debt outstanding:

Type of debt	Not Applicable
Name of creditor	Not Applicable
Amount outstanding	$0.00
Interest rate and payment schedule	0
Amortization schedule	0
Describe any collateral or security	Not Applicable
Maturity date	
Other material terms	Not Applicable

The total amount of outstanding debt of the company is zero (0).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	173,851	$262,352.00	As stated in the offering	May 22, 2018	Regulation CF
Preferred Stock	0	$0.00	Not Applicable	December 31, 2018	Rule 506(c)

Ownership

A majority of the Company is owned by Joseph Daniluk and Great American Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Great American Holdings, Inc	38.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

The circumstances which shape WaterBlocks' past and current performance rest solely on the success of our crowdfunding, and other capital fundraising efforts. As a pre-revenue company pursuit of capital is critical to our success and remains our primary focus. In the year 2019 we had successes which include consolidating our IP protections, building our product prototypes, and we laid the foundation for future marketing. We set the stage to announce our products globally in 2020 by filming a television show highlighting WaterBlocks and by preparing for our product launch at Con-Expo. The resources used in 2019 positioned us for a successful 2020.

These efforts relied heavily on the investment support secured by WaterBlocks. All of these successes were pure cost-functions, as reflected in the financials. In the event the Company is successful in completing this funding, the funds will be utilized in accordance with the "Use Of Proceeds" described in this offering. Further, We have a robust Capital Funding Plan and will likely seek to continue to raise capital in the form of equity, debt and/or revenue sharing agreements, or any other method available to the Company. The Company being a Start-Up business with no assets, cash flow or transactional history is unable to establish conventional "commercial credit". The Company has developed and will expand what it refers to as "Private Credit Facility (PCF)" defined for accounting and operational purposes as "PCF Debit and Credit Transactions" received from or payable to; vendors, investors, organizations, related parties, and others, who may provide effectively credit and/or funds in kind to the Company, as need from time to time, requiring repayment in relatively short time periods of cash. debt instruments and/or equity. Further, our liquidity will receive a positive impact by and through potential sales of the WaterBlocks product line and related services, as well as the sale of Distributor Sub-License Agreements.

WaterBlocks cannot guarantee success in the future, however the robust momentum we built in 2019 is being carried forward into 2020. In March we displayed and demonstrated our products at the largest convention show in the western hemisphere, Con-Expo. Because of our incredible and dedicated team representing WaterBlocks we've found traction with our sales efforts to state governments, municipalities, and businesses. Our ongoing efforts have proved not just the market demand, but the overwhelming acceptance of our flood mitigation solution. We are in the exciting moment in our history of shifting from conceptual design to sales production and revenue generation, although WaterBlocks is still heavily reliant on our investor team and raising additional capital. Management does not foresee an immediate profit. Despite the negative interference of COVID-19, we remain optimistic in expanding the momentum we have built as we transition to a revenue-producing organization in 2020.

Liquidity and Capital Resources

On May 22, 2018 the Company conducted an offering pursuant to Regulation CF and raised $$262,352.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Strategic Solutions Team, Inc. / Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$136,183.00
Benefits or compensation received by related person	payment for services rendered.
Benefits or compensation received by Company	Minimize pre-operational costs and fund raising expenses.
Description of the transaction	Management Arrangement prior to commencement of operations as disclosed in our SEC Form C filing.

Intellectual Property

Related Person/Entity	Great American Holdings, Inc
Relationship to the Company	Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Licensing Fee
Benefits or compensation received by Company	Use of Trademark
Description of the transaction	License to use Waterblocks™ trademark

Future Transactions

Related Person/Entity	Joseph Daniluk, wholly owns Strategic Solutions Team, Inc.
Relationship to the Company	CEO and Stockholder
Total amount of money involved	
Benefits or compensation received by related person	Compensation for services rendered.
Benefits or compensation received by Company	The management of daily business activities required to raise funds and implement operations.
Description of the transaction	Management Arrangement with Strategic Solutions Team, Inc. as fully disclosed in our SEC Form-C.

Current Interest in Property

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	0
Benefits or compensation received by Company	0
Description of the transaction	Arrangement, for free use of office related facilities and equipment/ pre-operations.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Joseph Daniluk
Relationship to the Company	CEO and Stockholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Contract to manufacture Locking Line Barrier products.
Benefits or compensation received by Company	Products to distribute.
Description of the transaction	Arrangement, with Manufacturing Contracting, Inc. owned by Joseph Daniluk, as fully disclosed in our SEC Form-C.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joe Daniluk
_____
(Signature)

Joe Daniluk
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Joe Daniluk
_____
(Signature)

Joe Daniluk
_____
(Name)

CEO & Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Locking Line Barriers Corporation
f/k/a Locking Line Barriers
A Colorado Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2019 and 2018

LOCKING LINE BARRIERS CORPORATION

TABLE OF CONTENTS



To the Board of Directors
Locking Line Barriers Corporation
Denver, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Locking Line Barriers Corporation (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Denver, Colorado
April 23, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

LOCKING LINE BARRIERS CORPORATION
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 27,593	$ 39
Deposits	3,000	3,000
Offering costs	16,660	5,150
Subscription receivable	24,250	13,980
Total Current Assets	71,503	22,169
Non-Current Assets:		
Intangibles	10,000	5,000
Total Non-Current Assets	10,000	5,000
TOTAL ASSETS	$ 81,503	$ 27,169
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Due from shareholder	$ 11,000	$ -
Total Liabilities	11,000	-
Stockholders' Equity:		
Preferred Stock, no par, 20,000,000 shares authorized, 0 shares issued and outstanding, as of both December 31, 2019 and 2018	-	-
Class A Common Stock, no par, 8,500,000 shares authorized, 7,500,000 shares issued and outstanding, as of both December 31, 2019 and 2018	-	-
Class B Common Stock, no par, 2,500,000 shares authorized, 1,683,851 and 1,574,143 shares issued and outstanding, as of December 31, 2019 and 2018, respectively	-	-
Common Stock-undesignated, no par, 9,000,000 shares authorized, 0 shares issued and outstanding, as of December 31, 2019 and 2018, respectively	-	-
Treasury Stock, no par, 1,816,149 and 1,925,857 shares held as of December 31, 2019 and 2018, respectively	-	
Additional paid-in capital	265,453	85,936
Accumulated deficit	(194,950)	(58,767)
Total Stockholders' Equity	70,503	27,169
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 81,503	$ 27,169

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross loss	-	-
Operating Expenses:		
General & administrative	136,183	56,709
Sales & marketing	-	2,058
Total Operating Expenses	136,183	58,767
Loss from operations	(136,183)	(58,767)
Provision for income taxes	-	-
Net Loss	$ (136,183)	$ (58,767)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Preferred Stock		Common Stock Class A Common Stock		Class B Non-Voting Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	-	$ -	7,500,000	$ -	1,510,000	$ -	1,990,000	$ -	$ 100	$ -	$ 100
Class B Common Stock Issuance	-	-	-	-	20,000	-	(20,000)	-	-	-	-
Class B Common Stock Issuance - Reg CF	-	-	-	-	44,143	-	(44,143)	-	85,836	-	85,836
Net loss	-	-	-	-	-	-	-	-	-	(58,767)	(58,767)
Balance at December 31, 2018	-	$ -	7,500,000	$ -	1,574,143	$ -	1,925,857	$ -	$ 85,936	$ (58,767)	$ 27,169
Class B Common Stock Issuance	-	-	-	-	42,500	-	(42,500)	-	42,500	-	42,500
Class B Common Stock Issuance - Reg CF	-	-	-	-	66,708	-	(66,708)	-	133,416	-	133,416
Class B Common Stock issued for service	-	-	-	-	500	-	(500)	-	500	-	500
Capital contributions by founder	-	-	-	-	-	-	-	-	3,101	-	3,101
Net loss	-	-	-	-	-	-	-	-	-	(136,183)	(136,183)
Balance at December 31, 2019	-	$ -	7,500,000	$ -	1,683,851	$ -	1,816,149	$ -	$ 265,453	$ (194,950)	$ 70,503

LOCKING LINE BARRIERS CORPORATION
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (136,183)	$ (58,767)
Adjustments to reconcile net loss to net cash used in operating activities:		
Shares issued in exchange for services	500	-
Changes in operating assets and liabilities:		
Increase in deposits	-	(3,000)
Net Cash Used In Operating Activities	(135,683)	(61,767)
Cash Flows From Investing Activities		
Patent acquisition costs	(5,000)	(5,000)
Net Cash Used In Investing Activities	(5,000)	(5,000)
Cash Flows From Financing Activities		
Proceeds from issuance of Class B common stock	165,646	71,856
Contributions from founders	3,101	-
Advances from founder	11,000	-
Offering costs	(11,510)	(5,150)
Net Cash Provided By Financing Activities	168,237	66,706
Net Change In Cash	27,554	(61)
Cash at Beginning of Period	39	100
Cash at End of Period	$ 27,593	$ 39
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Locking Line Barriers Corporation (the "Company") is a corporation organized on October 10, 2015 under the laws of Colorado under the name of Locking Line Barriers and does business under the trade name WaterBlocks. The Company changed its name from Locking Line Barriers to Locking Line Barriers Corporation on February 12, 2018. The Company was formed to market and distribute the WaterBlocks product line.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

Intangible Assets

The Company capitalizes costs related to maintaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2019 and 2018, the Company capitalized $5,000 in each year in patent, copyright, and trademark related costs, resulting in intangible assets of $10,000 and $5,000 as of December 31, 2019 and 2018, respectively. Amortization expense for the year was not recorded as the patent is pending as of the date the financial statements were available to be issued.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $194,950 and $58,767 as of December 31, 2019 and 2018, respectively. The Company pays federal and Colorado income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive net deferred tax assets of $48,070 and $14,491 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

Since inception, no tax returns have been filed until they are legally required. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenue or profits, has sustained net losses of $136,183 and $58,767 during the years ended December 31, 2019 and 2018, respectively, has negative cash flows from operations, has an accumulated deficit of $194,950 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 4: STOCKHOLDERS' EQUITY

On September 5, 2018, the Company amended and restated its Articles of Incorporation authorizing 20,000,000 shares of Common Stock, designating 8,500,000 shares of common stock as Class A Unrestricted Voting Common Stock and 2,500,000 shares of common stock as Class B Restricted Non-Voting Common Stock, and 9,000,000 shares of undesignated common stock. All shares have no par value. The Company has also authorized 20,000,000 shares of Preferred Stock with no par value. Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights. Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue, the Preferred Stock the Company is issuing has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation.

As of both December 31, 2019 and 2018, 7,500,000 shares of Class A Voting Common Stock were issued and outstanding. As of December 31, 2019 and 2018, 1,683,851 and 1,574,143 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively. No shares of preferred stock are issued and outstanding as of December 31, 2019 and 2018. The Company issued itself shares of common stock as treasury stock. Share issuances in 2019 and 2018 were out of the treasury stock balances. As of December 31, 2019 and 2018, 1,816,149 (1,000,000 shares of Class A common stock and 816,149 shares of Class B common stock) and 1,925,857 (1,000,000 shares of Class A common stock and 925,857 shares of Class B common stock) were held as treasury stock, respectively.

In 2019, the Company issued 42,500 shares of Class B Non-Voting Common Stock at $1.00 per share resulting in gross proceeds of $42,500 and 500 shares were issued at $1.00 per share in exchange for services totaling $500. In 2018, the Company issued 20,000 shares of Class B Non-Voting Common Stock at $0.00 per share resulting in proceeds of $0. As of December 31, 2019 and 2018, there was $700 and $0 of subscription receivables, respectively, related to this issuance.

In 2019, the Company has raised $133,416 through issuance of its Class B Non-Voting Common Stock pursuant to an offering under Regulation Crowdfunding, where 66,708 shares were issued at $2.00 per share. In 2018, the Company has raised $85,836 through issuance of its Class B Non-Voting Common Stock pursuant to an offering under Regulation Crowdfunding, where 44,143 shares were issued at $2.00 per share. As of December 31, 2019 and 2018, there was $23,550 and $13,980 of subscription receivables, respectively, related to this issuance.

NOTE 5: RELATED PARTY TRANSACTIONS

<u>Related Party Management Fees</u>

The Company has a management agreement with Strategic Solutions Team, Inc. ("SST"), which has not been formalized or memorialized, SST is wholly owned by the CEO of the Company. The agreement is for SST to manage and facilitate all corporate and business needs and activities of the Company until such time the Company has the resources and begins operations on its own. For the years ended December 31, 2019 and 2018 the Company paid SST $131,100 and $54,600, respectively.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

Related Party Global Distribution Agreement

On October 27, 2017, a global distribution agreement was entered into between the Company and Great American Holdings, Inc., in which the CEO of the Company, is the controlling shareholder. Great American Holdings, Inc. holds all intellectual property, manufacturing, sales and distribution rights to the WaterBlocks products. The Company agrees to pay Great American Holdings, Inc. 3% of the product sales price (as defined in the agreement) and 3% of product rental revenue. The agreement has a term of 20 years, commenced on October 27, 2017, and renews automatically for a like period in perpetuity, absent any objection by either party, upon 30 days written notice from the objecting party to the other.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

LOCKING LINE BARRIERS CORPORATION
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 8: SUBSEQUENT EVENTS

Amended Articles of Incorporation

On February 28, 2020, the shareholders resolved to amend the Articles of Incorporation and increase the number of authorized from 20,000,000 shares to 100,000,000 shares for both Common and Preferred Stock.

Crowdfunding Campaign

In 2020, the Company initiated a Regulation CF crowdfunding campaign. As of April 23, 2020, $70,526 has been raised.

Management's Evaluation

Management has evaluated all subsequent events through April 23, 2020, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.